

June 9, 2015

Kevin P. Stevenson
Chief Financial and Administrative Officer
PRA Group, Inc.
120 Corporate Boulevards,
Norfolk, Virginia, 23052

Re: **PRA Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-50058

Dear Mr. Stevenson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
11. Business Acquisitions:

1.   We note in connection with the allocation of the Aktiv Kapital ("Aktiv") purchase price, you recognized approximately $500 million of goodwill. Please explain to us your consideration of the guidance in ASC 805-20-55, paragraphs 11 to 50, when performing the purchase price allocation. Specifically tell us whether Aktiv has contracts with certain sellers to purchase portfolios on a periodic basis or other contractual or noncontractual business relationships.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Kevin P. Stevenson
PRA Group, Inc.
June 9, 2015
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant